UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of December 2025

Commission File Number 001-38367

SOL-GEL TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

7 Golda Meir Street
Ness Ziona 7403650, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

On December 17, 2025, Sol-Gel Technologies Ltd. (the “Company”) issued a press release providing an update following unblinding of Phase 1b Study of SGT-210 in Darier Disease

Attached hereto are the following exhibit:

Exhibit 99.1          Press release dated December 17, 2025

Exhibit 99.1 (other than the third paragraph) is hereby incorporated by reference into the Company's Registration Statements on Form S-8 (Registration Nos. 333-223915, 333-270477 and 333-286820) and its Registration Statement on Form F-3 (Registration No 333-286822).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOL-GEL TECHNOLOGIES LTD.

Date: December 17, 2025	By:	/s/ Eyal Ben-Or
Eyal Ben-Or
Chief Financial Officer